UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number:  000-50113



                                Golar LNG Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated February 19, 2007.

                                                                    Exhibit 99.1

Golar LNG Sells Newbuilding

Golar LNG is pleased to announce an agreement to sell its existing interest in new building DSME hull number 2244 to Maran Gas for the gross consideration of approximately $92.5 million, this represents an implicit vessel price of $201 million.

Golar estimates that its book cost of investment in this vessel at completion of the sale will be approximately $51.5 million and this transaction therefore represents a significant return on investment for shareholders.

In view of the fact that the Company has a number of open vessels exposed to the spot market and the Company's investment plans in respect of its various LNG infrastructure projects, this transaction is seen as an opportunity to strengthen the Company's balance sheet as well as realize a significant profit whilst not significantly reducing the Company's future business potential.



Golar LNG Limited

February 19, 2007

Hamilton, Bermuda.

Questions should be directed to:
Golar Management (UK) Ltd - +44 207 517 8600:
Gary Smith: Chief Executive Officer
Graham Robjohns: Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           GOLAR LNG LIMITED
                                           (Registrant)

                                           By /s/ Graham Robjohns
                                              ---------------------
                                                  Graham Robjohns
                                                  Chief Financial Officer


                                           Dated: February 19, 2007





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